Exhibit 99.3

Silicon Motion Technology Corporation Announces Closing of Upsized Offering of $1,150,000,000 of 0.00% Convertible Senior Notes due 2031

•	Offering includes the exercise in full of the initial purchasers’ option to purchase an additional $150 million principal amount of Notes

TAIPEI, Taiwan and MILPITAS, Calif., August 13, 2026 (GLOBE NEWSWIRE) – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid-state storage devices (“SSDs”), today announced the closing of $1,150,000,000 aggregate principal amount of its 0.00% Convertible Senior Notes due 2031 (the “Notes”), including the exercise in full of the option granted to the initial purchasers to purchase an additional $150,000,000 aggregate principal amount of Notes. The Notes were issued in a private offering to persons reasonably believed to be “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended.

“This milestone transaction was significantly oversubscribed and attracted broad institutional support and enabled the Company to upsize the offering from the initial $800 million target to $1.15 billion, on pricing terms among the most favorable for a semiconductor issuer in the convertible bond market. The transaction significantly strengthens the Company’s balance sheet and furnishes the capital required we expect to accelerate growth in our rapidly expanding Enterprise Boot Drive Storage and Ferri for Automotive and Physical AI solutions businesses. Demand for our solutions products continues to expand, and collectively they now represent nearly 30% of our revenue in the second quarter, compared with less than 5% one year ago. With this new $1.15 billion facility at 0%, we believe that we can secure the components needed to support multiple ramps, hold shareholder dilution to a minimum, and convert the growing momentum into profitability and strong cash flow,” said Wallace Kou, Silicon Motion’s President and Chief Executive Officer.

The Notes will mature on August 15, 2031, unless earlier repurchased, redeemed or converted. The initial conversion price of the Notes is approximately $380.50 per American depositary share of Silicon Motion (each, a “ADS” and collectively, the “ADSs”), each representing four ordinary shares of Silicon Motion, par value $0.01 per share. The initial conversion price represents a premium of approximately 65.0% over the last reported sale price of $230.61 per ADS on the Nasdaq Global Select Market on August 10, 2026. The conversion price will be subject to adjustment upon the occurrence of certain events.

The net proceeds from the issuance of the Notes were $1,127 million, after deducting the initial purchasers’ discounts but before deducting estimated offering expenses payable by Silicon Motion. Silicon Motion intends to use the net proceeds from this offering for general corporate purposes and to repay amounts outstanding under its credit agreement. Pending the use of the net proceeds from this offering as described above, Silicon Motion may invest the net proceeds in short-term, investment grade, interest-bearing securities.

Silicon Motion will settle each conversion by paying the principal amount (or, if less, the conversion value) of the Notes in cash, and any conversion value in excess of the principal amount will be settled in cash, ADSs, or any combination thereof, at Silicon Motion’s election.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the Notes, the ADSs, if any, issuable upon conversion of the Notes or the ordinary shares represented thereby, nor will there be any offer, solicitation or sale of the Notes, any such ADSs or ordinary shares, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Silicon Motion Technology Corporation

Silicon Motion Technology Corporation (NasdaqGS: SIMO) is the global leader in supplying NAND flash controllers for SSDs. The company ships more SSD controllers than any other supplier worldwide for servers, PCs, and other edge devices, and is also the leading merchant provider of eMMC and UFS embedded storage controllers used in smartphones, IoT products, and automotive applications.

Silicon Motion also delivers customized, high-performance controller solutions for Enterprise SSDs, Enterprise boot drives, Edge SSDs, Embedded UFS & eMMC, and Ferri solutions for automotive. Its controllers and storage solutions are designed to power the world’s most advanced AI Infrastructure, Edge AI, and Physical AI, combining high performance, low power, and proven reliability.

Forward-Looking Statements

This press release includes forward-looking statements, including statements made by Silicon Motion’s management, regarding the intended use of the net proceeds. Forward-looking statements represent Silicon Motion’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those indicated in, or implied by, the forward-looking statements. Among those risks and uncertainties are market conditions and risks relating to Silicon Motion’s business, including those described in documents Silicon Motion files from time to time with the U.S. Securities and Exchange Commission, including Silicon Motion’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026. The forward-looking statements included in this press release speak only as of the date of this press release, and Silicon Motion does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Silicon Motion Investor Contacts:

Tom Sepenzis Vice President of Investor Relations & Strategy tsepenzis@siliconmotion.com	Selina Hsieh Investor Relations ir@siliconmotion.com

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